Exhibit 12

THE LACLEDE GROUP, INC. AND SUBSIDIARY COMPANIES

SCHEDULE OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Twelve Months Ended
	Mar. 31,	September 30,
(Thousands of Dollars)	2011	2010	2009	2008	2007	2006

Income from continuing operations before interest
charges and income taxes	$108,154	$107,986	$126,517	$113,228	$101,867	$100,080
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,841	1,825	1,833	1,691	1,485	1,291
Total Earnings	$109,995	$109,811	$128,350	$114,919	$103,352	$101,371

Interest on long-term debt –
Laclede Gas	$23,973	$24,583	$24,583	$19,851	$22,502	$22,329
Other interest	2,474	2,269	5,163	9,626	11,432	10,555
Add: One third of applicable
rentals charged to operating
expense (which approximates
the interest factor)	1,841	1,825	1,833	1,691	1,485	1,291
Total Fixed Charges	$28,288	$28,677	$31,579	$31,168	$35,419	$34,175

Ratio of Earnings to Fixed
Charges	3.89	3.83	4.06	3.69	2.92	2.97